Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199502

Prospectus

28,316,729 Shares

FCB Financial Holdings, Inc.

Class A Common Stock

This prospectus relates to the offering by the selling stockholders of FCB Financial Holdings, Inc. of (i) up to 24,762,802 shares of Class A Common Stock, par value $0.001 per share, or Class A Common Stock, that were privately issued to the selling stockholders in connection with the Company’s private placement financings, or that were issued upon conversion or exchange of Class B Common Stock, par value $0.001 per share, similarly issued in connection with such private placement financings, and that we are registering for resale as required by the terms of the registration rights agreements entered into between the selling stockholders and us, (ii) up to 3,310,428 shares of Class A Common Stock issuable upon the exercise of certain currently outstanding warrants, and (iii) up to an aggregate of 243,499 shares of Class A Common Stock issued pursuant to certain restricted stock unit awards. Such registration does not mean that the selling stockholders will actually offer or sell any of these shares. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of the shares by the selling stockholders.

Our Class A Common Stock is listed on the New York Stock Exchange under the trading symbol “FCB.” On July 31, 2015, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $34.73 per share.

The selling stockholders may offer some or all of the shares of Class A Common Stock from time to time directly or through underwriters, broker-dealers or agents, in one or more public or private transactions or a combination of these methods, at fixed prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We will pay the expenses incurred to register the shares for resale, but the selling stockholders will pay any underwriting discounts, commissions or agent’s commissions related to the sale of their shares of Class A Common Stock. See “Plan of Distribution” beginning on page 20.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 and, as a result, have elected to take advantage of certain reduced public company reporting and disclosure requirements in this prospectus. We may take advantage of these reduced reporting and disclosure requirements in future filings to the extent they remain applicable.

Investing in our Class A Common Stock involves risk. See “Risk Factors” on page 5.

Neither the Securities and Exchange Commission nor any state securities commission or state or federal bank regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Shares of our Class A Common Stock are not savings accounts, deposits or obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The date of this prospectus is August 10, 2015

In this prospectus, unless the context suggests otherwise, references to “FCB Financial Holdings,” “the Company,” “we,” “us,” and “our” mean the business of FCB Financial Holdings, Inc. (formerly known as Bond Street Holdings, Inc.) and its wholly-owned subsidiary, Florida Community Bank, National Association and its consolidated subsidiaries; and references to “the Bank” refer to Florida Community Bank, National Association, and its consolidated subsidiaries. References to the “Old Failed Banks” include Premier American Bank, or Old Premier, Florida Community Bank, or Old FCB, Peninsula Bank, or Old Peninsula, Sunshine State Community Bank, or Old Sunshine, First National Bank of Central Florida, or Old FNBCF, Cortez Community Bank, or Old Cortez, Coastal Bank, or Old Coastal, First Peoples Bank, or Old FPB, in each case, before the acquisition of certain assets and assumption of certain liabilities of each of the Old Failed Banks by the Bank. References to Great Florida Bank refer to such bank before its merger with the Bank; Great Florida Bank and the Old Failed Banks are collectively referred to as the Old Banks. References to our Class A Common Stock refer to our Class A voting common stock, par value $0.001 per share; references to our Class B Common Stock refer to our Class B non-voting common stock, par value $0.001 per share; and references to our common stock include, collectively, our Class A Common Stock and our Class B Common Stock. See “Description of Capital Stock—Common Stock” for a further discussion of our common stock.

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholders are offering to sell shares of our Class A Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A Common Stock. Our business, financial condition, results of operations and prospects may have changed since that date. Action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.

INDUSTRY AND MARKET DATA

The market data and other statistical information used throughout this prospectus are based on independent industry publications. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications, government publications, reports by market research firms or other published independent sources. None of the independent industry publications referred to in this prospectus were prepared on our or our affiliates’ behalf or at our expense.

- i -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus may contain forward-looking statements that reflect our current views with respect to, among other things, future events and financial performance. We generally identify forward-looking statements by terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of those words or other comparable words. Any forward-looking statements contained in this prospectus are based on our historical performance, the historical performance of the Old Banks or on our current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included elsewhere in this prospectus. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors.”

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, that we have filed with the Securities and Exchange Commission, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material.

- ii -

PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of the offering and information contained elsewhere in this prospectus. This is only a summary that identifies those aspects of the offering that are most significant. You should read this entire prospectus, including the information incorporated by reference in this prospectus, before deciding to invest in our Class A Common Stock.

Company Overview

We are a bank holding company, headquartered in Weston, Florida, with one wholly-owned national bank subsidiary, Florida Community Bank, National Association. We provide a range of financial products and services to individuals, small and medium-sized businesses, some large businesses, and other local organizations and entities through 48 branches in south and central Florida. We target retail customers and commercial customers who are engaged in a wide variety of industries including healthcare and professional services; retail and wholesale trade; tourism; agricultural services; manufacturing; distribution and distribution-related industries; technology; automotive; aviation; food products; building materials; residential housing; and commercial real estate. We also selectively participate in syndicated loans to national credits.

Since our formation in April 2009, we have raised equity capital and acquired certain assets and assumed certain liabilities of eight failed banks from the FDIC, as receiver. In January 2014, we acquired all the outstanding common stock of Great Florida Bank. Through the integration of the operations and systems of the acquired banks, we have transformed into a large, integrated commercial bank. Subsequent to the acquisitions, we have focused on internal growth. From the bank acquisitions and our internal growth, our consolidated total assets, total deposits and total stockholders’ equity were $6.22 billion, $4.23 billion and $846.8 million at March 31, 2015.

Acquisitions

Old Failed Bank Acquisitions

In six of the eight Old Failed Bank acquisitions, we entered into loss sharing agreements with the FDIC under which the FDIC bears a substantial portion of the risk of loss. The Old Failed Banks’ acquired assets, including loan portfolios and other real estate owned, or OREO, that are covered under FDIC loss share arrangements, are referred to as “Covered Assets.” In general, under the terms of the loss sharing agreements, the FDIC’s obligation to reimburse us for losses with respect to Covered Assets begins with the first dollar of loss incurred. The FDIC agreed to assume 80% of losses and share 80% of loss recoveries on the first agreed-upon portion of losses on the acquired loans and OREO. The loss sharing agreements covered losses on single-family residential mortgage loans for 10 years and all other losses for five years (eight years for recoveries on non-residential loans). The reimbursable losses from the FDIC were based on the book value of the relevant loans as determined by the FDIC at the date of the transaction. The loss sharing agreements did not cover new loans made after that date. As of December 31, 2014, the Covered Assets included in our portfolio were $273.4 million, or 6.96% of our aggregate loan portfolio; $11.3 million, or 58.6%, of total nonperforming loans; and $25.1 million, or 33.7% of our total OREO holdings.

Recent Events

On March 4, 2015, the Bank entered into agreements with the FDIC that terminated all six of the then existing loss share agreements with the FDIC, and made a payment of $14.8 million to the FDIC as consideration for the early termination of such loss share agreements. All rights and obligations of the Bank under the loss share agreements, including the clawback provisions, were eliminated under the early termination agreements. As a consequence of the early termination of the loss share agreements, future projected amortization expense of the indemnification asset have been eliminated. Further, early termination of the loss share agreements resulted in a one-time expense of approximately $40.3 million on a tax effected basis, or $65.5 million on a pre-tax basis. For further information of the financial impact of the termination of the loss share agreements, see Note 20 “Subsequent Events” to the Company’s consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2014.

Great Florida Bank Acquisition

On January 31, 2014, we paid $14.1 million in cash, net of cash acquired, to purchase 100% of the issued and outstanding common stock of Great Florida Bank, a state chartered commercial bank, headquartered in Miami Lakes, Florida. The primary reasons for the transaction were to enhance stockholder value and to further expand our existing branch network. Great Florida Bank had total assets of $957.3 million and total liabilities of $962.2 million at fair value as of January 31, 2014. Holders of Great Florida Bank common stock received $3.24 per share in cash for each common share owned resulting in a total cash purchase price of $42.5 million. The acquisition of Great Florida Bank added to our branch network 25 banking locations within Southeast Florida and the Miami metropolitan area. The Company invested $125 million in the Bank at the time of the Great Florida Bank transaction. None of the assets acquired in the Great Florida Acquisition are covered by loss sharing agreements.

The transaction added approximately $864.0 million in deposits, $548.1 million in loans and $47.4 million in goodwill to our Consolidated Balance Sheet. Our Consolidated Income Statement includes the impact of business activity associated with the Great Florida Bank acquisition subsequent to January 31, 2014.

Initial Public Offering

On August 6, 2014, the Company completed the initial public offering of 7,520,000 shares of Class A Common Stock for $22.00 per share. Our Class A common stock is listed on the New York Stock Exchange under the trading symbol “FCB”.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting and other requirements that are generally unavailable to other public companies. As an emerging growth company,

•	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations and provide less than five years of selected financial data in the registration statement of which this prospectus forms a part;

•	we are exempt from the requirements to obtain an attestation and report from our auditors on management’s assessment of our internal control over financial reporting under the Sarbanes-Oxley Act of 2002;

•	we are permitted to have less extensive disclosure regarding executive compensation in our periodic reports and proxy statements; and

•	we are not required to seek from our stockholders a nonbinding advisory vote on executive compensation or golden parachute payments.

We have elected in this prospectus to take advantage of the scaled disclosure related to financial statement presentation, including less than five years of selected financial data. We have also elected in this prospectus to take advantage of scaled disclosure relating to executive compensation. We may continue to take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us as long as we continue to qualify as an emerging growth company. It is possible that some investors could find our common stock less attractive because we may take advantage of these reduced requirements.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or Securities Act, for complying with new or revised accounting standards affecting public companies. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).

We could remain an emerging growth company until the earliest to occur of (a) the last day of the fiscal year in which the fifth anniversary of our initial public offering occurred, (b) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (c) the date on which we are deemed to be a “large accelerated filer,” which will occur at such time as (i) the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, (ii) we have been required to file annual and quarterly reports under the Securities and Exchange Act of 1934, as amended, or Exchange Act, for a period of at least 12 months and (iii) we have filed at least one annual report pursuant to the Exchange Act or (d) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Risk Factors

For a discussion of certain risk factors you should consider before making an investment, see “Risk Factors” on page 5.

Company Information

Our principal executive offices are located at 2500 Weston Road, Suite 300, Weston, Florida 33331, and our telephone number is (954) 984-3313. Our website address is www.floridacommunitybank.com. The information and other content contained on our website are not part of this prospectus.

The Offering

Common Stock Offered by Selling Stockholders	28,316,729 shares of Class A Common Stock.

Use of Proceeds	We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Regulatory Ownership Restrictions	We are a bank holding company. A holder of shares of common stock (or group of holders acting in concert) that (i) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company (ii) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company if applicable presumptions are not rebutted, (iii) directly or indirectly owns, controls or has the power to vote 25% or more of any class of voting securities of the Company or (iv) is otherwise deemed to “control” the Company under applicable regulatory standards may be subject to important restrictions, such as prior regulatory notice or approval requirements and applicable provisions of the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions, or FDIC Policy. See Item 1. Business—Supervision and Regulation—FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions and Item 1A. Risk Factors—We and certain of our stockholders are required to comply with the applicable provisions of the FDIC Statement of Policy on Qualifications for Failed Bank Acquisitions in our Annual Report on Form 10-K for the year ended December 31, 2014, or 2014 Annual Report. For a further discussion of regulatory ownership restrictions see Item 1. Business—Supervision and Regulation in our 2014 Annual Report

Classes of Common Stock	The shares of common stock of the Company are divided into two classes: Class A Common Stock and Class B Common Stock. The Class A Common Stock possesses all of the voting power for all matters requiring action by holders of the Company’s common stock, with certain limited exceptions. Each share of Class B Common Stock is convertible into one share of Class A Common Stock at any time, subject to certain restrictions. Other than with respect to voting rights and the restrictions on transfer and conversion relating to the Class B Common Stock described in this prospectus, the Class A Common Stock and the Class B Common Stock are treated equally and identically, including with respect to distributions. See “Description of Capital Stock—Common Stock” for a further discussion of our common stock.

Principal Trading Market	Our Class A Common Stock is listed on the New York Stock Exchange under the trading symbol “FCB.”

Risk Factors	You should read “Risk Factors” on page 5, as well as other cautionary statements throughout this prospectus, before investing in shares of our Class A Common Stock.

RISK FACTORS

Investing in our Class A Common Stock involves a high degree of risk. You should carefully consider the specific risk factors set forth under “Risk Factors” in Item 1A of Part I of our most recent Annual Report on Form 10-K, any subsequent Quarterly Reports on Form 10-Q and any subsequent Current Reports on Form 8-K that we file after the date of this prospectus, together with any amendments or supplements thereto, and all other information contained or incorporated by reference into this prospectus, as updated by our subsequent filings under the Exchange Act, and the risk factors and other information contained in any applicable prospectus supplement before deciding whether to invest in our Class A Common Stock. For more information, see “Incorporation of Certain Information by Reference”. If any of the events highlighted in any of these risks actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the trading price of our Class A Common Stock could decline and you could lose all or part of your investment.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock offered by the selling stockholders.

DETERMINATION OF OFFERING PRICE

The prices at which the shares of common stock covered by this prospectus may actually be sold will be determined by the prevailing public market price for shares of our common stock, by negotiation between the selling stockholders and buyers of our common stock in private transactions or as otherwise described in “Plan of Distribution.”

DILUTION

The common stock to be sold by the selling stockholders is common stock that is then issued and outstanding and, accordingly, there will be no dilution to our existing stockholders with respect to the shares offered for sale by those selling stockholders; provided that 5,236,234 shares of Class B Common Stock are anticipated to be converted to shares of Class A Common Stock if and when sold in the offering, or otherwise exchanged for shares of Class A Common Stock, and provided further that 3,310,428 shares of Class A Common Stock are expected to be issued upon exercise of certain outstanding warrants prior to sale in the offering.

SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company’s securities as of June 30, 2015 of each selling stockholder, based on certain information known to the Company. As of June 30, 2015, a total of 36,849,557 shares of Class A Common Stock were outstanding. Each share of Class A Common Stock is entitled to one vote on matters on which holders of Class A Common Stock are eligible to vote. The column entitled “Percentage” shows the percentage of total voting Class A Common Stock beneficially owned by each listed party. The Company also has Class B Common Stock. As of June 30, 2015, a total of 4,573,642 shares of our Class B Common Stock were outstanding. Following the offering and assuming the sale by the selling stockholders of all of their shares of Class B Common Stock, no shares of our Class B Common Stock will be outstanding after the anticipated conversion of the shares of our Class B Common Stock to, or potential exchange for, the same number of shares of Class A Common Stock. Our Class B Common Stock is convertible into Class A Common Stock upon transfer, subject to certain restrictions, and is not included in the ownership percentages of our voting stock. See “Description of Capital Stock—Common Stock.”

The number of shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” as of June 30, 2015 of any shares which such person has the right to acquire within 60 days of June 30, 2015, through the exercise or conversion of any stock option, convertible security, warrant or other right. For purposes of computing the percentage of outstanding shares held by each person or group of persons named below on June 30, 2015, any security which such person or persons have the right to acquire within 60 days of June 30, 2015 is deemed to be outstanding for the purpose of computing the percentage ownership of such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of our Class A Common Stock that they beneficially own, subject to applicable community property laws.

The information in the table below with respect to the selling stockholders is based on the information provided to us by the selling stockholders and as of the date the same was provided to us. It may not reflect all sales of shares or other changes in beneficial ownership. Unless otherwise indicated in the footnotes below, based on the information supplied to us by or on behalf of the selling stockholders, no selling stockholder is a broker-dealer or an affiliate of a broker-dealer and no selling stockholder holds and has held any position or office, or otherwise has or has had a material relationship, with us, or any of our predecessors or affiliates, within the past three years other than as a result of the ownership of common stock.

Assuming that the selling stockholders sell all of the shares of common stock owned or beneficially owned by them that have been registered by us and do not acquire any additional shares, the selling stockholders will not own any shares of common stock other than those appearing in the column entitled “Shares of Class A Common Stock Beneficially Owned Following the Offering” or “Shares of Class B Common Stock Beneficially Owned Following the Offering.” We do not know when or in what amounts the selling stockholders may offer shares for sale.

The selling stockholders may not sell any or all of the shares offered by this prospectus. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act, after the date as of which the information is set forth in the table below. Because the selling stockholders may offer all or some of the shares pursuant to this prospectus, and because we have been informed by the selling stockholders that there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be sold or that will be held by the selling stockholders after completion of the offering. However, for purposes of the below table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Name and Address of Beneficial	Shares of Class A Common Stock Beneficially Owned Prior to the Offering			Shares of Class B Common Stock Beneficially Owned Prior to the	Shares of Class A Common Stock Being Offered (includes shares of Class A Common Stock to be issued upon conversion or potential exchange of outstanding shares of Class B Common		Shares of Class A Common Stock Beneficially Owned Following the Offering			Shares of Class B Common Stock Beneficially Owned Following the
Owner	Number		Percentage	Offering	Stock)		Number	Percentage		Offering
Vincent S. Tese (1)	1,071,278	(2)	2.9%	—	1,265,447	(3)	396,667	*	%	—
Les J. Lieberman (1)	1,071,265	(4)	2.9%	—	1,265,434	(5)	396,667	*	%	—
Kent S. Ellert (1)	881,822	(6)	2.3%	—	123,488	(7)	758,334	*	%	—
William L. Mack (1)	442,380	(8)	1.2%	—	267,380	(9)	175,000	*	%	—
Paul Anthony Novelly (1)	1,290,111	(10)	3.5%	—	1,115,111	(11)	175,000	*	%	—
Stuart I. Oran (1)	403,914	(12)	1.1%	—	443,902	(13)	248,334	*	%	—
Daniel M. Healy	877,897	(14)	2.3%	—	1,192,066	(15)	276,668	*	%	—
Franklin Mutual Advisers, LLC	2,619,592	(16)	7.1%	—	2,619,592		—	—		—
Elliott Management	2,578,661	(17)	7.0%	—	2,578,661		—	—		—
Bond Street Investors LLC (18)	18,716		* %	—	18,716		—	—		—
American Funds Insurance Series—Growth Fund (19)	1,625,000		4.4%	—	1,625,000		—	—		—
Investment funds affiliated with Royal Capital Management LLC (20)	232,500		* %	67,500	300,000		—	—		—
The Goldblatt Family Trust (21)	8,810		* %	—	8,810		—	—		—
Zarom Holding Ltd. (22)	375,000		1.0%	—	375,000		—	—		—
General American Investors Company, Inc. (23)	670,000		1.8%	—	670,000		—	—		—
Investment funds affiliated with Manulife Asset Management (US) LLC (24)	586,872		1.6%	—	586,872		—	—		—
Selz Family 2011 Trust DTD 5/31/2011 (25)	20,000		* %	15,372	35,372		—	—		—
Bond Street Management, LLC (26)	6,301		* %	—	6,301		—	—		—
Wilson Family Restated Living Trust U/A/D April 28, 2004 (27)	97,619		* %	—	97,619		—	—		—
John & Pam Leffler (28)	48,810		* %	—	48,810		—	—		—
LNG Management Co. LLC (29)	8,810		* %	—	8,810		—	—		—
Michael K. Shores and Becky L. Shores (30)	147,619		* %	—	147,619		—	—		—
Shores Oilfield Equipment Co. (30)	438,004		1.2%	—	438,004		—	—		—
Oak Hill Advisors, L.P. (31)	1,194,700		3.2%	2,074,517	3,269,217		—	—		—
Taconic Master Fund 1.5 L.P. (32)	80,080		* %	119,488	199,568		—	—		—
Taconic Opportunity Master Fund L.P. (32)	1,011,486		2.7%	1,852,013	2,863,499		—	—		—
Eli Barkat Holdings Ltd. (33)	37,500		* %	—	37,500		—	—		—
Yuval 63 Holdings (1995) Ltd. (34)	37,500		* %	—	37,500		—	—		—
Bin Barkat Holdings and Studio Ltd (35)	37,500		* %	—	37,500		—	—		—
Michael Kubin (36)	9,510		* %	—	9,510		—	—		—
Investment funds affiliated with Basswood Capital Management, LLC (37)	29,128		* %	—	29,128		—	—		—

The Kavli Foundation (38)	3,935	*	%	—	3,935	—	—		—
The Shaw Revocable Trust (39)	150,000	*	%	—	150,000	—	—		—
Joshua M. Leffler (40)	19,047	*	%	—	19,047	—	—		—
Rider Family Non Exempt Trust (41)	48,810	*	%	—	48,810	—	—		—
Kore Fund Ltd. (42)	52,000	*	%	—	52,000	—	—		—
Investment funds affiliated with Kingdon Capital Management, L.L.C. (43)	375,000	1.0%		100,000	475,000	—	—		—
Phillip G. Ruffin trustee, Ruffin Investment Trust U/A/D 5/1/2013 (44)	47,620	*	%	—	47,620	—	—		—
Prime Overseas Investments and Enterprises SA (45)	245,237	*	%	—	245,237	—	—		—
The Family of Hyman I. Katz UAD 9/24/99, Harry A Katz TTEE, FBO Harry A Katz (46)	6,000	*	%	—	6,000	—	—		—
Mary B Sanger & Harry Katz TR, UWO Diane Sanger, Mary Bryna Sanger TTEE FBO M B Sanger & H A Katz (47)	12,000	*	%	—	12,000	—	—		—
Greenlight Capital, Inc. (48)	996,993	2.7%		350,000	1,346,993	—	—		—
Luminar Finance Ltd (49)	110,714	*	%	—	110,714	—	—		—
Trust FBO Elizabeth Zung & Murray Zung UW Diane Sanger (50)	5,000	*	%	—	5,000	—	—		—
Murray Zung (51)	10,000	*	%	—	10,000	—	—		—
Southpoint Master Fund LP (52)	215,636	*	%	—	215,636	—	—		—
Core Bond Street, LLC (53)	150,000	*	%	—	150,000	—	—		—
Ptolemy Capital, LLC (54)	23,809	*	%	—	23,809	—	—		—
SFIP, LLC (55)	47,619	*	%	—	47,619	—	—		—
Namtor Growth Fund (56)	23,810	*	%	—	23,810	—	—		—
Nicholas & Marlene Csendes (57)	76,971	*	%	—	76,971	—	—		—
Guardian Investment Company Ltd. (58)	200,000	*	%	—	200,000	—	—		—
Robeco Investment Management, Inc. (59)	630,230	1.7%		191,315	821,545	—	—		—
Financial Stocks Capital Partners V L.P. (60)	900,000	2.4%		—	900,000	—	—		—
KDC Alternative Investments, LLC (61)	7,143	*	%	—	7,143	—	—		—
Investment funds affiliated with Third Point LLC (62)	996,165	2.7%		466,029	1,462,194	—	—		—
Elizabeth Camp (63)	62,449	*	%	—	62,449	—	—		—
Phillip DeLeonardis (64)	146,394	*	%	—	78,061	68,333	*	%	—
Christopher McDermott (65)	78,061	*	%	—	78,061	—	—		—
Adam Laszlo (66)	15,612	*	%	—	15,612	—	—		—

*	Represents less than 1% of the shares outstanding.
(1)	The address of this individual is c/o FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331.
(2)	Includes (i) 1,995 shares of Class A Common Stock beneficially owned by Mr. Tese through Bond Street Management, LLC, (ii) 396,667 shares of Class A Common Stock issuable upon the exercise of options, and (iii) warrants to purchase 221,564 shares of Class A Common Stock held by Mr. Tese directly and warrants to purchase 73,854 shares of Class A Common Stock that have been transferred by Mr. Tese to certain family members. This does not include: (i) warrants to purchase 443,128 shares of Class A Common Stock held by Mr. Tese directly and warrants to purchase 147,708 shares of Class A Common Stock that have been transferred by Mr. Tese to certain family members, and (ii) 300,000 shares of Class A Common Stock issuable upon the exercise of options that are not exercisable within 60 days of June 30, 2015. Mr. Tese has served as Executive Chairman of the Company since November 3, 2009, and as a director of the Company since October 1, 2010. Mr. Tese has served as the Bank’s Executive Chairman and as a director of the Bank since January 22, 2010.
(3)	Includes (i) 1,995 shares of Class A Common Stock beneficially owned by Mr. Tese through Bond Street Management, LLC, (ii) 73,381 shares of Class A Common Stock issued to Mr. Tese pursuant to restricted stock unit awards and (iii) 664,692 shares of Class A Common Stock issuable upon the exercise of warrants held by Mr. Tese directly and 221,562 shares of Class A Common Stock issuable upon the exercise of warrants that have been transferred by Mr. Tese to certain family members.
(4)

Includes (i) 1,995 shares of Class A Common Stock beneficially owned by Mr. Lieberman through Bond Street Management, LLC, (ii) 89,079 shares of Class A Common Stock that have been transferred by Mr. Lieberman to various estate planning vehicles, (iii) 396,667 shares of Class A Common Stock issuable upon the exercise of options, and (iv) warrants to purchase 147,710 shares of Class A Common Stock held by Mr. Lieberman directly and warrants to purchase 147,708 shares of Class A Common Stock that have been transferred by Mr. Lieberman to various estate planning vehicles. This does not include: (i) warrants to purchase 295,420 shares of Class A Common Stock held by Mr. Lieberman directly and warrants to purchase

295,416 shares of Class A Common Stock that have been transferred by Mr. Lieberman to various estate planning vehicles, and (ii) 300,000 shares of Class A Common Stock issuable upon the exercise of options that are not exercisable within 60 days of June 30, 2015. Mr. Lieberman has served as Executive Vice Chairman of the Company since November 3, 2009, and as a director of the Company since October 1, 2010. Mr. Lieberman has served as the Bank’s Executive Vice Chairman and as a director of the Bank since January 22, 2010.

(5)	Includes (i) 1,995 shares of Class A Common Stock beneficially owned by Mr. Lieberman through Bond Street Management, LLC, (ii) 73,368 shares of Class A Common Stock issued to Mr. Lieberman pursuant to restricted stock unit awards and (iii) 443,130 shares of Class A Common Stock issuable upon the exercise of warrants held by Mr. Lieberman directly and 443,124 shares of Class A Common Stock issuable upon the exercise of warrants that have been transferred by Mr. Lieberman to various estate planning vehicles.
(6)	Includes (i) 26,738 shares of Class A Common Stock which Mr. Ellert may be deemed to beneficially own by reason of the beneficial ownership of related parties, and (ii) 758,334 shares of Class A Common Stock issuable upon the exercise of options. This does not include 366,666 shares of Class A Common Stock issuable upon the exercise of options that are not exercisable within 60 days of June 30, 2015. Mr. Ellert has served as President and Chief Executive Officer of the Company since March 22, 2013, as President and Chief Operating Officer of the Company from November 3, 2009 to March 21, 2013, and as a director of the Company since October 1, 2010. Mr. Ellert has served as President and Chief Executive Officer of the Bank since January 26, 2013, as President and Chief Operating Officer of the Bank from January 22, 2010 to January 25, 2013, and as a director of the Bank since January 22, 2010.
(7)	Includes 96,750 shares of Class A Common Stock issued to Mr. Ellert pursuant to restricted stock unit awards.
(8)	Includes (i) 267,380 shares of Class A Common Stock which Mr. Mack may be deemed to beneficially own by reason of the beneficial ownership of related parties and (ii) 175,000 shares of Class A Common Stock issuable upon the exercise of options. This does not include 5,000 shares of Class A Common Stock issuable upon the exercise of options that are not exercisable within 60 days of June 30, 2015. Mr. Mack has served as a director of the Company since October 1, 2010, and as a director of the Bank since September 1, 2010.
(9)	Includes 267,380 shares of Class A Common Stock which Mr. Mack may be deemed to beneficially own by reason of the beneficial ownership of related parties.
(10)	Includes (i) 1,115,111 shares of Class A Common Stock owned by St. Albans Global Management Limited Partnership, LLLP, or SAGM, which Mr. Novelly may be deemed to beneficially own by reason of his position as chief executive officer of, and his minor pecuniary interest in, SAGM, and (ii) 175,000 shares of Class A Common Stock issuable upon the exercise of options. This does not include 5,000 shares of Class A Common Stock issuable upon the exercise of options that are not exercisable within 60 days of June 30, 2015. Mr. Novelly disclaims beneficial ownership of any shares held by SAGM except to the extent of his minor pecuniary interest. Mr. Novelly has served as a director of the Company since October 1, 2010, and as a director of the Bank since September 23, 2010.
(11)	Includes 1,115,111 shares of Class A Common Stock owned by SAGM which Mr. Novelly may be deemed to beneficially own by reason of his position as chief executive officer of, and his minor pecuniary interest in, SAGM.
(12)	Includes (i) 315 shares of Class A Common Stock beneficially owned by Mr. Oran through Bond Street Management, LLC, (ii) 248,334 shares of Class A Common Stock issuable upon the exercise of options, and (iii) warrants to purchase 139,161 shares of Class A Common Stock. This does not include (i) 73,332 shares of Class A Common Stock issuable upon exercise of options and (ii) warrants to purchase 278,322 shares of Class A Common Stock, that are not exercisable within 60 days of June 30, 2015. Mr. Oran has served as Secretary and as a director of the Company since October 1, 2010, and as Secretary and as a director of the Bank since January 22, 2010. He served as Executive Vice President and Chief Administrative Officer of the Company from November 3, 2009 to December 31, 2012, and of the Bank from January 22, 2010 to December 31, 2012.
(13)	Includes (i) 315 shares of Class A Common Stock beneficially owned by Mr. Oran through Bond Street Management, LLC and (ii) 354,483 shares of Class A Common Stock issuable upon the exercise of warrants held by Mr. Oran directly and 63,000 shares of Class A Common Stock issuable upon the exercise of warrants that have been transferred by Mr. Oran to various estate planning vehicles.
(14)	Includes (i) 1,995 shares of Class A Common Stock beneficially owned by Mr. Healy through Bond Street Management, LLC, (ii) 98,430 shares of Class A Common Stock that have been transferred by Mr. Healy to various estate planning vehicles, (iii) warrants to purchase 147,711 shares of Class A Common Stock held by Mr. Healy directly and warrants to purchase 147,706 shares of Class A Common Stock that have been transferred by Mr. Healy to various estate planning vehicles, and (iv) 276,668 shares of Class A Common Stock issuable upon the exercise of options. This does not include: (i) warrants to purchase 295,421 shares of Class A Common Stock held by Mr. Healy directly and warrants to purchase 295,416 shares of Class A Common Stock that have been transferred by Mr. Healy to various estate planning vehicles, and (ii) 39,999 shares of Class A Common Stock issuable upon the exercise of options that are not exercisable within 60 days of June 30, 2015. Mr. Healy served as a director of the Bank from January 22, 2010 to May 18, 2015, and as Chief Executive Officer of the Bank from January 22, 2010 to January 25, 2013. He served as a director of the Company from October 1, 2010 to May 18, 2015, and as Chief Executive Officer of the Company from January 22, 2010 to March 22, 2013.
(15)	Includes (i) 1,995 shares of Class A Common Stock beneficially owned by Mr. Healy through Bond Street Management, LLC and (ii) 443,132 shares of Class A Common Stock issuable upon the exercise of warrants held by Mr. Healy directly and 443,122 shares of Class A Common Stock issuable upon the exercise of warrants that have been transferred by Mr. Healy to various estate planning vehicles.
(16)	Includes shares of Class A Common Stock held by Franklin Mutual Advisers LLC, or FMA, and certain affiliated entities. According to public filings made by FMA with the SEC, pursuant to investment advisory agreements, FMA has sole voting and investment power over all the securities owned by the funds it manages, including the shares of Class A Common Stock. Peter Langerman, President of FMA, exercises dispositive and voting authority over the securities deemed beneficially owned by FMA. FMA is an indirect wholly-owned subsidiary of Franklin Resources, Inc. Certain indirect wholly-owned subsidiaries of Franklin Resources, Inc. are registered broker dealers. The address of FMA is 101 John F. Kennedy Pkwy, Short Hills, New Jersey 07078.
(17)	Includes 876,745 shares of Class A Common Stock held by Elliott Associates, L.P. and 1,701,916 shares of Class A Common Stock held by Elliott International, L.P. Paul E. Singer, Elliott Capital Advisors, L.P., a Delaware limited partnership which is controlled by Mr. Singer, and Elliott Special GP, LLC, a Delaware limited liability company which is controlled by Mr. Singer, are the general partners of Elliott Associates, L.P. Hambledon, Inc., a Cayman Islands corporation controlled by Paul E. Singer, is the sole general partner of Elliott International, L.P. In addition, Elliott International Capital Advisors Inc., the investment manager of Elliott International, L.P., which is controlled by Mr. Singer, has shared power with Elliott International, L.P. to vote and dispose of the shares owned by Elliott International, L.P. The address of Elliott Associates, L.P. is 40 West 57th Street, New York, New York 10019. The address of Elliott International, L.P. is c/o Maples & Calder, PO Box 309, Ugland House, South Church Street, George Town, Cayman Islands.

(18)	Bond Street Investors LLC is a Delaware limited liability company in which certain of our directors and officers, among others, have an interest. Bond Street Investors LLC invested in each of the November 2009 and August 2010 private placement financings. Bond Street Management, LLC is the managing member of Bond Street Investors LLC, and as such has the power to vote, or to direct the voting, of the shares of the Company held by Bond Street Investors LLC. Daniel Healy, Vincent Tese and Les Lieberman are the managers of Bond Street Management, LLC, and as such may be deemed to directly or indirectly control the vote and disposition of shares of Class A Common Stock held by Bond Street Investors LLC. The address of Bond Street Investors LLC is 2500 Weston Road, Suite 300, Weston, Florida 33331.
(19)	American Funds Insurance Series – Growth Fund, or American Funds, is an investment company registered under the Investment Company Act of 1940, as amended. Capital Research and Management Company, or CRMC, an investment adviser registered under the Investment Advisers Act of 1940, as amended, is the investment adviser to American Funds. CRMC provides investment advisory services to this stockholder through its division Capital World Investors, or CWI. In that capacity, CWI may be deemed to be the beneficial owner of the shares of Class A Common Stock held by American Funds. CWI, however, disclaims such beneficial ownership. American Funds has advised that Donnalisa Parks Barnum, Gregory D. Johnson, Michael T. Kerr, Ronald B. Morrow and Alan J. Wilson, as portfolio counselors for American Funds, are primarily responsible for the portfolio management of American Funds, and, as such, have dispositive authority over the shares. American Funds is an affiliate of a broker-dealer, however American Funds has certified to us that it purchased the shares in the ordinary course of business, and at the time of the purchase of the shares to be resold, American Funds had no agreements or understandings, directly or indirectly, with any person to distribute such shares. The address of American Funds is 333 S. Hope Street, Los Angeles, California 90071.
(20)	Includes (i) 105,300 shares of Class A Common Stock and 52,500 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held by RoyalCap Master Fund, LP, (ii) 30,900 shares of Class A Common Stock and 15,000 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held by Royal Capital Value Fund, LP and (iii) 96,300 shares of Class A Common Stock held by Royal Capital Value Fund (QP), LP. Yale M. Fergang, Robert W. Medway and Will Ford have voting and dispositive power over the shares held by these selling stockholders. The address for these selling stockholders is c/o Royal Capital Management, LLC, 623 Fifth Avenue, 24th Suite, New York, New York 10022.
(21)	Howard S. Goldblatt and Phyllis C. Goldblatt each have voting and investment power over the shares this selling stockholder beneficially owns. The address of this selling stockholder is 2268 Camino Ramon, San Ramon, California 94583.
(22)	Rony Zarom has voting and dispositive power of the securities. The address of this selling stockholder is 24 West 40th Street, 14th Floor, New York, New York 10018.
(23)	General American Investors Company, Inc. is an internally managed closed-end investment company registered under the Investment Company Act of 1940. General American Investors Company, Inc. is the sole beneficial owner (without qualification or exception) of the shares and has full authority to vote and directly dispose of such securities. Andrew V. Vindigni is the senior vice president, Jeffrey W. Priest is the president and Eugene S. Stark is the vice president, chief compliance officer and principal financial officer of General American Investors Company, Inc. The address of this selling stockholder is 100 Park Avenue, 35th Floor, New York, New York 10017.
(24)	Includes (i) 221,342 shares of Class A Common Stock held directly by JH Financial Opportunities Fund and (ii) 365,530 shares of Class A Common Stock held directly by JH Regional Bank Fund, or the Funds. Manulife Asset Management (US) LLC is the investment sub-adviser and agent for each of the Funds. Lisa Welch has voting power and dispositive power over the shares held by the Funds. The address for these selling stockholders is c/o Manulife Asset Management (US) LLC, 197 Clarendon Street, Boston, Massachusetts 02116.
(25)	Includes 15,372 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale. Each of Lisa P. Selz and Bernard Selz has voting power and dispositive power over the shares held by this selling stockholder. The address of this selling stockholder is 1370 Avenue of the Americas, 24th Floor, New York, New York 10019.
(26)	Each of Daniel Healy, Vincent Tese and Les Lieberman are the managers of Bond Street Management, LLC and have voting and dispositive power over the securities held by this selling stockholder. The address of this selling stockholder is c/o Bond Street Management, LLC is 2500 Weston Road, Suite 300, Weston, Florida 33331.
(27)	Patricia W. Wilson has voting and dispositive power over the securities held by this selling stockholder. The address of this selling stockholder is 4 Embarcadero Center, Suite 3330, San Francisco, California 94111.
(28)	The address of these selling stockholders is 7303 N. Hwy 81, Duncan, Oklahoma 73533.
(29)	Voting and investment control over the securities held by LNG Management Co. LLC is exercised by Lawrence Ng. The address of this selling stockholder is 633 W. 5th Street #2800, Los Angeles, California 90071.
(30)	Each of Michael K. Shores, Mark Houser and Joan Allmares has voting and dispositive control over the securities held by Shores Oilfield Equipment Co. The address of Michael and Becky Shores is 24130 State Highway 76, Ratliff City, Oklahoma 73480 and the address of Shores Oilfield Equipment Co.. is 714 Enterprise Drive, Edmond, Oklahoma 73013.
(31)	Includes (i) 51,948 shares of Class A Common Stock and 87,106 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Future Fund Board of Guardians, (ii) 6,691 shares of Class A Common Stock and 11,219 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Lerner Enterprises, LLC, (iii) 131,722 shares of Class A Common Stock and 220,871 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Oak Hill Credit Alpha Master Fund, LP (iv) 75,127 shares of Class A Common Stock and 125,973 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Oak Hill Credit Opportunities Master Fund, Ltd., (v) 178,146 shares of Class A Common Stock and 298,714 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by OHA Strategic Credit Master Fund II, L.P., (vi) 618,322 shares of Class A Common Stock and 1,036,797 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by OHA Strategic Credit Master Fund, L.P, (vii) 88,950 shares of Class A Common Stock and 149,152 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by OHA Structured Products Master Fund B, L.P., (viii) 43,794 shares of Class A Common Stock and 73,435 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by OHA Structured Products Master Fund, L.P. and (ix) 71,250 shares of Class B Common Stock held directly by 1114 Bond Street Investors, LLC that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale. Oak Hill Advisors, L.P., or OHA, is the investment manager for Future Fund Board of Guardians, Lerner Enterprises, LLC,

Oak Hill Credit Alpha Master Fund, L.P., Oak Hill Credit Opportunities Master Fund, Ltd., OHA Strategic Credit Master Fund II, L.P., OHA Strategic Credit Master Fund, L.P., OHA Structured Products Master Fund, L.P., OHA Structured Products Master Fund B, L.P. and 1114 Bond Street Investors, LLC, or the Oak Hill Funds. Glenn R. August has dispositive power and investment control over the shares beneficially owned by each of the Oak Hill Funds. The address of each of these selling stockholders is c/o Oak Hill Advisors, L.P., 1114 Avenue of the Americas, 27th Floor, New York, New York 10036.

(32)	The securities being offered by each of Taconic Master Fund 1.5 L.P. and Taconic Opportunity Master Fund L.P. include shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale. Voting and investment control over the securities held by each of Taconic Master Fund 1.5 L.P. and Taconic Opportunity Master Fund L.P. is exercised by Frank P. Brosens. The address of each of these selling stockholders is 450 Park Avenue, 9th Floor, New York, New York 10022.
(33)	Voting and investment control over the securities held by this selling stockholder is exercised by Eli Barkat. The address of this selling stockholder is Nisim Aloni 10, Tel Aviv 6291929, Israel.
(34)	Voting and investment control over the securities held by this selling stockholder is exercised by Yuval Rakavy. The address of this selling stockholder is Nisim Aloni 10, Tel Aviv 6291929, Israel.
(35)	Voting and investment control over the securities held by this selling stockholder is exercised by Nir Barkat. The address of this selling stockholder is Nisim Aloni 10, Tel Aviv 6291929, Israel.
(36)	The address of this selling stockholder is 161 West 61 Street, New York, New York 10023.
(37)	Includes (i) 11,409 shares of Class A Common Stock held by Basswood Opportunity Partners, LP, (ii) 10,890 shares of Class A Common Stock held by Basswood Financial Fund, LP, (iii) 390 shares of Class A Common Stock held by Basswood Financial Long Only Fund, LP and (iv) 6,439 shares of Class A Common Stock held by Basswood Opportunity Fund, Inc. Matthew Lindenbaum and Bennett Lindenbaum have dispositive power and investment control over the shares beneficially owned by each of these selling stockholders. The address of each of these selling stockholders is 645 Madison Avenue, 10th Floor, New York, New York 10022.
(38)	Robert W. Conn has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 1801 Solar Drive #250, Oxnard, California 93030.
(39)	Jeffrey A. Shaw and Julia M. Shaw each have dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 300 Escobar Road, Portola Valley, California 94028.
(40)	The address of this selling stockholder is 7303 North Hwy 81, Duncan, Oklahoma 73533.
(41)	Dean L. Rider has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 350 Parnassus Ave #900, San Francisco, California 94117.
(42)	J. Gary Kosinski has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 1501 Corporate Drive, Suite 230, Boynton Beach, Florida 33426.
(43)	Includes (i) 145,875 shares of Class A Common Stock and 38,900 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Kingdon Associates, or KA, (ii) 15,375 shares of Class A Common Stock and 4,100 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Kingdon Family Partnership, L.P., or KFP and (iii) 213,750 shares of Class A Common Stock and 57,000 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by M. Kingdon Offshore Master Fund L.P., or KOMF, and together with KA and KFP, the Kingdon Funds. Mark Kingdon is the Managing Member of the two general partners of the Kingdon Funds, and the investment adviser, Kingdon Capital Management, L.L.C. and has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is c/o Kingdon Capital Management, L.L.C., 152 West 57th Street, 50th Floor, New York, New York 10019.
(44)	Phillip G. Ruffin has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is c/o Treasure Island Executive Offices, 3300 Las Vegas Boulevard South, Las Vegas, Nevada 89109.
(45)	Each of Athanasios Laskaridis and Panagiotis Laskaridis has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 53rd Street, Urbanizacion Obarrio Torre Swiss Bank, 16th Floor, Panama, Republic of Panama.
(46)	Harry A. Katz has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 480 Park Avenue, Apt 5B, New York, New York 10022.
(47)	Each of Harry A. Katz and Mary Bryna Sanger has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 480 Park Avenue, Apt 5B, New York, New York 10022.
(48)	Greenlight Capital, Inc., or Greenlight Inc. is the investment manager for Greenlight Capital Qualified, L.P., Greenlight Capital, L.P. and Greenlight Capital Offshore Partners, and as such has voting and dispositive power over 224,336 shares of Class A Common Stock and 78,800 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale held by Greenlight Capital Qualified, L.P., 38,046 shares of Class A Common Stock and 13,300 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale held by Greenlight Capital, L.P., and 369,133 shares of Class A Common Stock and 129,600 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale held by Greenlight Capital Offshore Partners. DME Advisors, LP, or DME Advisors is the investment manager for Greenlight Reinsurance, Ltd., and as such has voting and dispositive power over 143,175 shares of Class A Common Stock and 50,200 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale held by Greenlight Reinsurance, Ltd. DME Capital Management, LP, or DME Management, is the investment manager for Greenlight Capital (Gold), LP, and Greenlight Capital Offshore Master (Gold), Ltd., and as such has voting and dispositive power over 105,110 shares of Class A Common Stock and 46,000 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale held by Greenlight Capital (Gold), LP and 117,193 shares of Class A Common Stock and 32,100 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale held by Greenlight Capital Offshore Master (Gold), Ltd. DME Advisors GP, LLC, or DME GP, is the general partner of DME Advisors and DME Management, and as such has voting and dispositive power over 365,178 shares of Class A Common Stock and 128,600 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale. David Einhorn is the principal of Greenlight Inc., DME Advisors, DME Management and DME GP, and as such has voting and dispositive power over 996,993 shares of Class A Common Stock and 350,000 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale held by these affiliates of Greenlight, Inc. Mr. Einhorn disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein. The address of this selling stockholder is 140 East 45th Street, 24th Floor, New York, New York 10017.
(49)	Christian Wilhelm has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is Limmatquai 16, 8001 Zurich, Switzerland.
(50)	Each of Elizabeth Zung and Gail Sanger has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 710 Park Avenue, New York, New York 10021.
(51)	The address of this selling stockholder is 24 Overhill Road, New Rochelle, New York 10804.
(52)	Shares reported herein are held by Southpoint Master Fund, LP for which Southpoint Capital Advisors LP serves as the investment manager and Southpoint GP, LP serves as the general partner. Southpoint Capital Advisors LLC serves as the general partner of Southpoint Capital Advisors LP and Southpoint GP, LLC serves as the general partner of Southpoint GP, LP. John S. Clark II serves as managing member of both Southpoint Capital Advisors LLC and Southpoint GP, LLC. Each of the aforementioned persons may be deemed to have shares power to vote and dispose of shares owned by Southpoint Master Fund LP, but disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein. The address of this selling stockholder is c/o Southpoint Capital Advisors LP, 1114 Avenue of the Americas, 22nd Floor, New York, NY 10036.
(53)	Each of Kenny Greif, William Kohane, Larry Horn, Steve Klein, Simon Auerbacher, David Ward and David Miller has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is c/o Apple Core Holdings, 1450 Broadway, 40th Floor, New York, New York 10018.
(54)	Mitchell Otolski has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 1250 Prospect Street, Suite 200, La Jolla, California 92037.
(55)	Barry Stemlicht has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 591 W. Putnam Ave., Greenwich, Connecticut 06830.
(56)	Each of Noel Rothman, Florence C. Rothman, Michael C. Rothman and Gregory C. Rothman has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 311 S. Wacker Drive, Suite 4190, Chicago, Illinois 60606.
(57)	The address of this selling stockholder is 9 Card Sound Road, Key Largo, Florida 33037.
(58)	Hetton Management Company Ltd. is the sole director of Guardian Investment Company Ltd., and each of Dikran S. Izmirlian, Sarkis D. Izmirlian and Pascale S. Allen and the directors of Hetton Management Company Ltd. and as such have dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is Ocean Centre, Montagu Foreshore, East Bay Street, P.O. Box SS-19084, Nassau, N.P., The Bahamas.
(59)

Includes (i) 36,036 shares of Class A Common Stock and 9,009 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Emerson Electric Company, (ii) 55,692 shares of Class A Common Stock and 13,923 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by GMI Investment Trust, (iii) 3,176 shares of Class A Common Stock and 1,044 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Greater Rochester Health Foundation, (iv) 5,476 shares of Class A Common Stock and 1,369 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Hagerstown Teamsters & Motor Carriers Pension Fund, (v) 11,984 shares of Class A Common Stock and 2,996 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Iron Workers District Council of New England, (vi) 16,787 shares of Class A Common Stock and 5,323 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Loyola University Endowment, (vii) 5,353 shares of Class A Common Stock and 2,842 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Loyola University Retirement, (viii) 11,764 shares of Class A Common Stock and 2,941 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Mason Tenders’ District Council Pension, (ix) 16,336 shares of Class A Common Stock and 4,084 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Metal Trades Branch Local 638 Pension Fund, (x) 172,012 shares of Class A Common Stock and 43,003 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Minnesota Mining and Manufacturing Company (3M), (xi) 17,165 shares of Class A Common Stock and 6,480 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Producer-Writers Guild of America Pension Plan, (xii) 13,968 shares of Class A Common Stock and 3,492 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Richmond Fund, LLP (f. Univ. of Richmond), (xiii) 50,936 shares of Class A Common Stock and 12,734 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Robeco Boston Partners All Cap Value MF, (xiv) 4,722 shares of Class A Common Stock and 1,193 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Rochester General Health System Employee Retirement, (xv) 2,176 shares of Class A Common Stock and 544 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Rochester General Hospital Master Investment Trust, (xvi) 16,420 shares of Class A Common Stock and 4,105 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Savannah ILA, (xvii) 5,184 shares of Class A Common Stock and 1,296 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Scott and White Memorial Hospital, (xviii) 7,253 shares of Class A Common Stock and 2,007 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Sisters of St. Joseph Carondelet, (xix) 9,064 shares of Class A Common Stock and 2,266 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Steamfitters Pension Fund, (xx) 37,487 shares of Class A

Common Stock and 11,028 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by USC Endowment, (xxi) 96,473 shares of Class A Common Stock and 50,957 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Verizon Premium Equity, (xxii) 30,852 shares of Class A Common Stock and 7,713 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Verizon VEBA Premium Equity, (xxiii) 1,536 shares of Class A Common Stock and 384 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by St. Joseph’s Healthcare Hamilton and (xxiv) 2,328 shares of Class A Common Stock and 582 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale beneficially owned by Women and Infants Indemnity, LTD, collectively referred to herein as the Robeco Accounts. Robeco Investment Management, Inc. is the investment manager for each of the Robeco Accounts. Duilio Ramallo, Senior Managing Director, Portfolio Manager, has dispositive power and investment control over the shares beneficially owned by each of the Robeco Accounts. The address of this selling stockholder is c/o Robeco Investment Management, Inc., 909 Third Avenue, New York, New York 10022.

(60)	Finstocks Capital Management V, LLC, or Finstocks V, is the general partner of Financial Stocks Capital Partners V L.P., or FSCP V. Finstocks V is an indirect subsidiary of FSI Group, LLC, or FSI Group, which is controlled by Steven N. Stein and John M. Stein, who have voting and investment power over the shares held by FSCP V. Accordingly, Steven N. Stein and John M. Stein may be deemed beneficial owners of such shares. FSI Group, Finstocks V, Steven N. Stein and John M. Stein disclaim beneficial ownership of the shares held by FSCP V, except to the extent of their pecuniary interest therein The address of this selling stockholder is 441 Vine Street, Suite 1300, Cincinnati, Ohio 45202.
(61)	Katherine D. Crane has dispositive power and investment control over the shares beneficially owned by this selling stockholder. The address of this selling stockholder is 1 South Wacker Drive, Suite 800, Chicago, Illinois 60606.
(62)	Includes (i) 26,190 shares of Class A Common Stock and 11,260 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Third Point Partners, L.P., (ii) 175,695 shares of Class A Common Stock and 75,355 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Third Point Partners Qualified, L.P., (iii) 95,800 shares of Class A Common Stock and 41,100 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Third Point Reinsurance Company Ltd., (iv) 235,518 shares of Class A Common Stock and 101,076 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Third Point Ultra Master Fund, L.P. and (v) 462,962 shares of Class A Common Stock and 237,238 shares of Class B Common Stock that will be converted into or exchanged for the same number of shares of Class A Common Stock upon sale, in each case, held directly by Third Point Offshore Master Fund, L.P. Third Point LLC is the investment manager for Third Point Partners, L.P., Third Point Partners Qualified, L.P., Third Point Reinsurance Company Ltd, Third Point Ultra Master Fund, L.P. and Third Point Offshore Master Fund, L.P., or the Third Point Funds. Daniel S. Loeb has dispositive power and investment control over the shares beneficially owned by each of the Third Point Funds. The address of each of these selling stockholders is c/o Third Point LLC, 390 Park Avenue, New York, New York 10022.
(63)	Includes 62,449 shares of Class A Common Stock issuable upon the exercise of warrants.
(64)	Includes (i) 78,061 shares of Class A Common Stock issuable upon the exercise of warrants and (ii) 68,333 shares of Class A Common Stock issuable upon the exercise of options. Mr. DeLeonardis has been an employee of the Company since February 2010. He held the position of Treasury Back Office Manager until May 2012, at which time his position changed to Investment Portfolio Manager.
(65)	Includes 78,061 shares of Class A Common Stock issuable upon the exercise of warrants.
(66)	Includes 15,612 shares of Class A Common Stock issuable upon the exercise of warrants.

DESCRIPTION OF CAPITAL STOCK

The following description sets forth the general terms and provisions of our capital stock. The statements below describing our securities do not purport to be complete and are qualified in their entirety by reference to the applicable provisions in the bylaws, certificate of incorporation and the registration rights agreements, copies of which are included as exhibits to the registration statement of which this prospectus is a part.

General

Our certificate of incorporation provides that we may issue up to 100,000,000 shares of Class A Common Stock, par value $0.001 per share, and 50,000,000 shares of Class B Common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2015, there were 36,849,557 shares of Class A Common Stock and 4,573,642 shares of Class B Common Stock outstanding and 52 and 16 stockholders of record, respectively. In addition, as of June 30, 2015, there were options and warrants to purchase 9,775,011 shares of Class A Common Stock outstanding.

Common Stock

Class A Common Stock and Class B Common Stock. Other than with respect to voting rights and transfer and conversion provisions, each as described below, the Class A Common Stock and Class B Common Stock are treated equally and identically.

Voting Rights. The holders of our Class A Common Stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the stockholders, including the election of directors. Holders of our Class B Common Stock do not have voting power except as required by applicable law. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the shares of Class A Common Stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.

Conversion. Each share of Class B Common Stock will be convertible into one share of Class A Common Stock, subject to the following restrictions. Class B Common Stock may not be converted into Class A Common Stock in the hands of the initial investor or any of its affiliates and may only be transferred by the initial investor if (A) such transfer is otherwise permitted by the Company’s certificate of incorporation and (B) such transfer is (i) to an affiliate of the initial investor or to the Company; (ii) in a widespread public distribution; (iii) in transfers in which no transferee (or group of associated transferees) would receive 2% or more of any class of voting securities of the Company; or (iv) to a transferee that would control more than 50% of the voting securities of the Company without any transfer from the investor. Class A Common Stock may not be converted into Class B Common Stock.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the Board of Directors out of legally available funds. See Item 1. Business—Supervision and Regulation—Regulatory Limits on Dividends and Distributions in our Annual Report on Form 10-K for the year ended December 31, 2014.

Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Preemptive Rights. Holders of common stock have no preemptive rights or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.

Assessment. All outstanding shares of common stock are fully paid and nonassessable.

Ownership Limitations. If any applicable regulatory authority determines that the identity or structure of a holder of common stock precludes the Company from participating in any acquisition of a financial institution or otherwise precludes the granting of any approval, consent or similar actions, then the Company may require the holder of common stock to transfer such common stock or, at the discretion of the Company and subject to applicable regulatory approval, the Company may repurchase the common stock from such holder.

The Company is a bank holding company. A holder of common stock (or group of holders acting in concert) that (i) directly or indirectly owns, controls or has the power to vote more than 5% of the total voting power of the Company, (ii) directly or indirectly owns, controls or has the power to vote 10% or more of any class of voting securities of the Company if applicable presumptions are not rebutted, (iii) directly or indirectly owns, controls or has the power to vote 25% or more of any class of voting securities of the Company, or (iv) is otherwise deemed to “control” the Company under applicable regulatory standards may be subject to important restrictions, such as prior regulatory notice or approval requirements and applicable provisions of the FDIC Policy.

Preferred Stock

No shares of preferred stock are issued and outstanding, and we have no current intent to issue preferred stock in the immediate future. The Board of Directors will have the authority, without further action by the stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of the Company.

Warrants

On November 12, 2009, prior to the Company’s initial private placement financing, the Company issued, as a distribution without additional consideration in respect of its pre-existing equity, warrants, or the 2009 Warrants, to purchase an aggregate of 3,310,428 shares of Class A Common Stock, at per share exercise prices of $24.24, $26.18 and $28.28 each for one-third of such shares exercisable in three substantially equal portions on each of the 6-month, 18-month and 30-month anniversaries of the consummation of a Qualified IPO, but in no event prior to January 25, 2013. The 2009 Warrants were originally scheduled to expire on November 12, 2016. On November 15, 2013, the Compensation Committee of the Company determined to extend the expiration date of such 2009 Warrants to November 12, 2019. On November 19, 2013, such determination was also approved by the Board of the Company. The initial public offering constituted a Qualified IPO.

In each case, warrants issued prior to our conversion from a limited liability company to a corporation on October 1, 2010 initially represented rights to acquire limited liability company interests, and after October 1, 2010 represent rights to acquire an equivalent number of shares of common stock.

Registration Rights

The registration statement of which this prospectus is a part is being filed as a result of our agreement to use our best efforts to file a registration statement with the SEC within 90 days after the effective date of the registration statement filed in connection with our initial public offering, providing for the resale pursuant to Rule 415 from time to time, by the holders thereof, of (a) 22,069,519 shares of our common stock pursuant to the terms of a Registration Rights Agreement, dated as of November 12, 2009, by and between us and Deutsche Bank Securities Inc. as initial purchaser/placement agent for the benefit of the investors in the 2009 private placement financing and (b) 14,279,993 shares of our common stock pursuant to the terms of a Registration Rights Agreement, dated as of August 13, 2010, by and between us and the investors in the 2010 private placement financing.

Limitation of Liability and Indemnification of Directors and Authorized Representatives

Delaware General Corporation Law

The DGCL at Section 102(b)(7) enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

The DGCL, at Section 145, provides, in pertinent part, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving another corporation, partnership, joint venture, trust or other enterprise, at the request of the corporation, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Lack of good faith, or lack of a reasonable belief that one’s actions are in or not opposed to the best interest of the corporation, or with respect to any criminal action or proceeding, lack of reasonable cause to believe one’s conduct was unlawful is not presumed from the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or nolo contendere plea or its equivalent. In addition, the indemnification of expenses (including attorneys’ fees) is allowed in derivative actions, except no indemnification is allowed in respect of any claim, issue or matter as to which any such person has been adjudged to be liable to the corporation, unless and only to the extent the Court of Chancery or the court in which such action or suit was brought decides that indemnification is proper. To the extent that any such person succeeds on the merits or otherwise in defense of any of the above described actions or proceedings, he shall be indemnified against expenses (including attorneys’ fees). The determination that the person to be indemnified met the applicable standard of conduct, if not made by a court, is made by the board of directors of the corporation by a majority vote of a quorum consisting of directors not party to such an action, suit or proceeding or, if a quorum is not obtainable or a disinterested quorum so directs, by independent legal counsel in a written opinion or by the stockholders. Expenses may be paid in advance upon the receipt of undertakings to repay. A corporation may purchase indemnity insurance.

Certificate of Incorporation

Our certificate of incorporation provides that the Company, to the fullest extent permitted by the provisions of Section 145 of the DGCL, as the same may be amended and supplemented, shall indemnify each person who is or was an officer or director of the Company and each person who serves or served as an officer or director of any other corporation, partnership, joint venture, trust or other enterprise at the request of the Company and may indemnify any and all other persons whom it shall have power to indemnify under said section, each an authorized representative from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. Our certificate of incorporation further provides that a director, officer or other authorized representative of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, officer or other authorized representative, except to the extent that exculpation from liability is not permitted under the DGCL as in effect at the time such liability is determined.

Expenses actually and reasonably incurred by any person indemnified under our certificate of incorporation in defending a third party proceeding or corporate proceeding shall be paid by the Company in advance of the final disposition of such third party proceeding or corporate proceeding and within 30 days of receipt by the secretary of the Company, if required by law, of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Company as authorized in the certificate of incorporation. Any person receiving indemnification payments shall reimburse the Company for such indemnification payments to the extent that such person also receives payments under an insurance policy in respect of such matter.

Our certificate of incorporation provides that the Company will use commercially reasonable efforts to purchase and maintain directors’ and officers’ liability insurance (or its equivalent) for the Company and its subsidiaries with financially responsible insurers in such amounts and against such losses and risks as are customary for the business conducted by the Company and its subsidiaries. We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers which could include liabilities under the Securities Act or the Exchange Act.

Indemnification Agreements

We have entered into separate indemnification agreements with each of our directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law and our certificate of incorporation against any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements. The indemnification agreements provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our certificate of incorporation.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Board Composition

The bylaws of the Company provide that the Board of Directors shall consist of not less than seven members or more than 15 members, as set by the Board of Directors from time to time. The Board of Directors has fixed number of directors constituting the entire Board of Directors of the Company is 11. The Board of Directors is divided into three classes, as nearly equal in number as possible, designated Class I, Class II and Class III. In case of any increase or decrease, from time to time, in the number of directors, the number of directors in each class shall be apportioned as nearly equally as possible. No decrease in the number of directors shall shorten the term of any incumbent director. Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, that each director initially appointed to Class I shall serve for an initial term expiring at the first annual meeting of the stockholders; each director initially appointed to Class II shall serve for an initial term expiring at the second annual meeting of the stockholders; and each director initially appointed to Class III shall serve for an initial term expiring at the third annual meeting of the stockholders; provided, further, that after the first re-election of Class III directors for an additional three-year term, each subsequent election of directors at any subsequent annual meeting of the stockholders shall elect the directors elected at such meeting for a one year term expiring at the Company’s next annual meeting of the stockholders thereafter. The term of each director shall continue until the election and qualification of a successor and be subject to such director’s earlier death, resignation or removal.

Anti-Takeover Considerations and Special Provisions of our Certificate of Incorporation, Bylaws and Delaware Law

The following sets forth certain provisions of the DGCL, our certificate of incorporation and our bylaws. Banking laws also impose notice approval and ongoing regulatory requirements on any stockholder or other party that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution. For additional information, see the section of this prospectus entitled “Supervision and Regulation—Regulatory Notice and Approval Requirements.”

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the director of our Board of Directors or a committee of our Board of Directors.

Stockholder Meetings. Our bylaws provide that special meetings of the stockholders may be called for any purpose or purposes pursuant to a resolution approved by the Executive Committee of the Board of Directors, or by the Executive Chairman, the Executive Vice-Chairman, the Chief Executive Officer or the Secretary upon written request signed by the holders of more than 50% of the issued and outstanding stock entitled to vote at such meeting.

No Action by Stockholders Without a Meeting. Our certificate of incorporation provides that stockholders are not entitled to act by written consent.

Amendments to our Certificate of Incorporation and Bylaws. Under the DGCL, our bylaws may be modified by the affirmative vote of the holders of a majority of our outstanding stock entitled to vote thereon. Our certificate of incorporation provides that our Board of Directors is expressly empowered to adopt, amend or repeal our bylaws.

The DGCL also provides that any amendment of our certificate of incorporation must be made by a resolution of the Board of Directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote thereon or directing that the amendment proposed be considered at the next annual meeting of the stockholders. The affirmative vote of the holders of a majority of our outstanding shares entitled to vote thereon is required to approve any amendment to our certificate of incorporation; provided, that the prior approval of holders of Class A Common Stock entitled to vote thereon whose aggregate Class A Common Stock holdings at such time exceed 80% of all Class A Common Stock at such time is required to (i) amend or alter the provision of the certificate of incorporation regarding amendments to our certificate of incorporation and bylaws and (ii) to amend or repeal, or adopt any provisions inconsistent with the section of the certificate of incorporation regarding the composition and term of office of our Board of Directors.

No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the certificate of incorporation provides otherwise. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

Director Removal. Our bylaws provide that holders of Class A Common Stock entitled to vote thereon whose aggregate Class A Common Stock holdings at such time exceed 80% of all Class A Common Stock at such time may remove an officer or director without cause by written notice to the Company and such officer or director.

Section 203 of the DGCL. We are subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, our Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested holder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or after such date, the business combination is approved by our Board of Directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

A Delaware corporation may “opt out” of Section 203 with an expressed provision in its original certificate of incorporation or an expressed provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares. We intend not to elect to “opt out” of Section 203.

Transfer Agent and Registrar

Computershare, 480 Washington Boulevard, Jersey City, New Jersey 07310, telephone: (800) 851-9677 (United States and Canada) or (201) 680-6578 (International) is our transfer agent and registrar.

Listing

Our Class A Common Stock is listed on the New York Stock Exchange under the trading symbol “FCB.”

PLAN OF DISTRIBUTION

We are registering shares of common stock (i) issued to the selling stockholders in connection with our 2009 and 2010 private placement financings pursuant to which we agreed to register the shares of common stock pursuant to the terms of a Registration Rights Agreement, dated as of November 12, 2009, by and between us and Deutsche Bank Securities Inc. as initial purchaser/placement agent for the benefit of the investors in the 2009 private placement financing and a Registration Rights Agreement, dated as of August 13, 2010, by and between us and the investors in the 2010 private placement financing, (ii) issued to the selling stockholders in connection with the exercise of certain outstanding warrants, and (iii) issued pursuant to certain restricted stock unit awards. The shares of common stock acquired by the selling stockholders were issued pursuant to exemptions from the registration requirements of the Securities Act.

We will pay all expenses incurred by the Company or its subsidiaries in effecting any registration pursuant to the registration rights agreements or otherwise complying with our obligations under the registration rights agreements, including, without limitation, all registration, filing and listing fees, provided that the selling stockholders will pay any underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of shares of common stock by them and all fees and disbursements of their counsel.

We do not know when or in what amount the selling stockholders may offer the shares for sale. We expect that the offering price for the common stock will be based on the prevailing market price of the common stock at the time of sale. We will not receive any proceeds from sales of any shares of common stock by the selling stockholders.

The selling stockholders (or their permitted pledgees, donees, transferees, distributees or successors in interest) may sell all or a portion of the shares of common stock beneficially owned by them and registered hereby from time to time directly or through one or more underwriters, broker-dealers or agents, and any broker-dealers or agents may arrange for other broker-dealers or agents to participate in effecting sales of these securities. These underwriters or broker-dealers may act as principals, or as an agent of the selling stockholders. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or selling or agent’s commissions. The shares of common stock may be sold on any national securities exchange or automated interdealer quotation system on which the shares may be listed or quoted at the time of sale, in the over-the-counter market or in transactions other than on these exchanges or systems or in the over-the-counter market and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in a variety of transactions, which may involve crosses or block transactions. The selling stockholders may use any one or more of the following methods when selling shares:

•	purchases by underwriters, brokers, dealers, and agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling stockholders and/or the purchasers of the shares for whom they may act as agent;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	one or more block trades in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses in which the same broker acts as agent on both sides;

•	purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this prospectus;

•	an exchange distribution in accordance with the rules of any stock exchange on which the shares of common stock are listed;

•	face-to-face privately negotiated transactions between sellers and purchasers without a broker-dealer;

•	an agreement between broker-dealers and the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	the pledge of shares as security for any loan or obligation, including pledges to brokers or dealers who may from time to time effect distributions of the shares or other interests in the shares;

•	settlement of short sales or transactions to cover short sales relating to the shares entered into after the effective date of the registration statement of which this prospectus is a part;

•	distributions to creditors, equity holders, partners and members of the selling stockholders, as applicable;

•	transactions in options, swaps or other derivatives (whether listed on an exchange or otherwise);

•	sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

•	any combination of the foregoing or by any other legally available means.

The selling stockholders may also transfer the shares of common stock by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares of common stock.

The selling stockholders also may resell all or a portion of the shares of common stock in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act or any other applicable provisions of the Securities Act or the rules promulgated thereunder, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate in sales. If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. Underwriters, brokers, dealers or agents may also receive compensation from the purchasers of shares of common stock for whom they act as agents or to whom they sell as principals, or both. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to the prospectus contained in the registration statement, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with applicable rules of the Financial Industry Regulatory Authority, Inc.

In connection with sales of the shares of common stock or otherwise, the selling stockholders (or their permitted pledgees, donees, transferees, distributees or successors in interest) may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell these securities short, and if such short sale shall take place after the date that the registration statement is declared effective by the SEC, the selling stockholders may deliver the securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such securities, to the extent permitted by applicable law. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or one or more derivative transactions which require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling stockholders have been advised that they may not use shares of common stock registered on the registration statement to cover short sales of common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

Subject to any applicable company policy, the selling stockholders (or their permitted pledgees, donees, transferees, distributees or successors in interest) may, from time to time, pledge, hypothecate or grant a security interest in some or all of the shares of common stock registered by the registration statement owned by them and, if they default in the performance of their secured obligations, the pledgees, secured parties or persons to whom the securities have been hypothecated may offer and sell such securities from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the list of selling stockholders to include the pledgee, transferee, persons to whom the shares have been hypothecated or other successors in interest as selling stockholders under this prospectus. The plan of distribution for that selling stockholder’s shares of common stock will otherwise remain unchanged. The selling stockholders (or their permitted pledgees, donees, transferees, distributees or successors in interest) also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees, persons to whom the securities have been hypothecated or other successors in interest thereof will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders (or their permitted pledgees, donees, transferees, distributees or successors in interest) and any broker-dealers or agents participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any profits realized by the selling stockholders and any compensation earned by such broker-dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. Selling stockholders (or their permitted pledgees, donees, transferees, distributees or successors in interest) who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act including Rule 172 thereunder and may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the selling stockholders (or their permitted pledgees, donees, transferees, distributees or successors in interest) for the purpose of satisfying any prospectus delivery requirements.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The selling stockholders (or their permitted pledgees, donees, transferees, distributees or successors in interest) may sell the shares covered by this prospectus from time to time, and may also decide not to sell all or any of the shares they are allowed to sell under this prospectus. The selling stockholders (or their permitted pledgees, donees, transferees, distributees or successors in interest) will act independently of us in making decisions regarding the timing, manner, and size of each sale. There can be no assurance, however, that all or any of the shares will be offered by the selling stockholders. We know of no existing arrangements between the selling stockholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the securities.

The selling stockholders (or their permitted pledgees, donees, transferees, distributees or successors in interest) and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

To the extent permitted by applicable law, this plan of distribution may be modified in a prospectus supplement or otherwise. All of the foregoing may affect the marketability of the securities offered hereby.

Once sold under the registration statement of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares of Class A Common Stock offered by this prospectus has been passed upon for the Company by Kramer Levin Naftalis & Frankel LLP, New York, New York. Thomas E. Constance, a director of the Company, is a partner at Kramer Levin Naftalis & Frankel LLP, which the Company has retained to provide legal services.

EXPERTS

The financial statements incorporated by reference in this prospectus and elsewhere in this registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton, LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below that we have filed with the SEC:

•	our Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 16, 2015;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 13, 2015 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on August 7, 2015;

•	our Current Reports on Form 8-K filed with the SEC on March 4, 2015, April 27, 2015, May 22, 2015, May 29, 2015 and July 21. 2015;

•	our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 9, 2015; and

•	the description of our Class A Common Stock contained in our registration statement on Form 8-A, filed with the SEC on July 30, 2014, including any amendments or reports filed for the purpose of updating such description.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of the registration statement, or (ii) after the date of this prospectus until we sell all of the shares covered by this prospectus or the sale of shares by us pursuant to this prospectus is terminated.

You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC’s website. You may also access the documents incorporated by reference on our website at www.floridacommunitybank.com. Other than the foregoing documents incorporated by reference, the information contained in, or that can be accessed through, our website is not part of this prospectus.

In addition, we will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, on written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus (not including exhibits to such documents, unless such exhibits are specifically incorporated by reference in this prospectus or into such documents). Such requests may be directed to Investor Relations, FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston Florida 33331, or call (954) 984-3313.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC through its Electronic Data Gathering and Retrieval System, or EDGAR, a registration statement under the Securities Act with respect to the offer and sale of Class A Common Stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement, or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements, or documents. Reference is made to each such exhibit for a more complete description of the matters involved. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain additional information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC via EDGAR are also available at the web site maintained by the SEC on the World Wide Web at www.sec.gov.

The internet address of our corporate website is www.floridacommunitybank.com. We intend to make our periodic SEC reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by our directors, officers and 10% stockholders (on Forms 3, 4 and 5) available free of charge through our website under the “Investor Relations” tab as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules.

The information on our website is not a part of this prospectus and will not be part of any of our periodic or current reports to the SEC.

28,316,729 Shares

FCB Financial Holdings, Inc.

Class A Common Stock

Prospectus

August 10, 2015